Exhibit 3(i)(b)

Ross Miller Secretary of State 202 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz
Certificate of Designation (PURSUANT TO NRS 78.1955)
Use Black Ink Only – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)
1. Name of corporation:
TYPHOON TOUCH TECHNOLOGIES, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The Series A and Series B Preferred Stock shall have the rights, preferences and privileges, and shall be subject to the restrictions, as per the attached Schedule "A".

3. Effective date of filing (optional):	05 /21/08
4. Officer Signature (Required):	/s/ James G. Shepard ____________________________________ James G. Shepard, President and C.E.O.
Filing Fee: $175
IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.
This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.1955 Designation 2007 Revised on 01/01/07

SCHEDULE "A"

CERTIFICATE OF DESIGNATION OF

PREFERENCES, RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL

RIGHTS, QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS

OF

SERIES A PREFERRED STOCK

AND SERIES B PREFERRED STOCK

OF

TYPHOON TOUCH TECHNOLOGIES, INC.

The undersigned, James Shepard and Ray Tellini, certify that:

ONE.  They are the duly elected Chief Executive Officer and Secretary, respectively, of the above-named corporation.

TWO.  Pursuant to and in accordance with the provisions of Section 78.120 of the Nevada Revised Statutes and the Certificate of Incorporation of this corporation, the Board of Directors of this corporation has duly adopted the following recitals and resolutions.

WHEREAS, the Certificate of Incorporation of this corporation provides for a class of its authorized shares known as Preferred Stock comprised 50,000,000 shares issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of this corporation is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series and the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock; and

WHEREAS, the Board of Directors has established, fixed and determined the designation of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to a Series A Preferred Stock and Series B Preferred Stock; and fixed the number of shares in each class and the rights, preferences, privileges, restrictions and other matters relating thereto.

NOW, THEREFORE, BE IT RESOLVED, that a series consisting of 2,600,000 shares of Preferred Stock, $0.001 par value per share, is hereby established and designated as the "Series A Preferred Stock" of this corporation (the "Series A Preferred Stock"), and that the Series A Preferred Stock shall have the rights, preferences and privileges, and shall be subject to the restrictions, as are hereinafter set forth; and

 RESOLVED FURTHER, that a series consisting of 60,000 shares of Preferred Stock, $0.001 par value per share, is hereby established and designated as the "Series B Preferred Stock" of this corporation (the "Series B Preferred Stock"), and that the Series B Preferred Stock shall have the rights, preferences and privileges, and shall be subject to the restrictions, as are hereinafter set forth:

1.  Participation Interest.

(a) Series A Participation Interest.  The holders of outstanding Series A Preferred Stock shall be entitled to receive a pro rata portion of forty percent (40%) of the net after tax and expense profits (determined in accordance with generally accepted accounting principles consistently applied) associated with:

(i)       the licensing of; and

(ii)      the successful settlement or litigation recovery amounts, including post-judgment interest, received from patent infringement claims,

(whether paid in cash or noncash consideration, or in a lump sum or in installments) of  U.S. patent application 5,379,057 and 5,675,362 and related intellectual property.

(b) Series B Participation Interest. The holders of outstanding Series B Preferred Stock shall be entitled to receive for each share of Series B held point zero one percent (0.01%) of the net after tax and expense profits (determined in accordance with generally accepted accounting principles consistently applied) associated with:

(i)       the licensing of; and

(ii)      the successful settlement or litigation recovery amounts including post-judgment interest, received from patent infringement claims,

(whether paid in cash or noncash consideration, or in a lump sum or in installments) of U.S. patent application 5,379,057 and 5,675,362 and related intellectual property during the two calendar quarters prior to the subject June 30 and December 31, (each, a "Participation Period," subject to appropriate pro-ration for the first Participation Period if the Series A Preferred Stock is originally issued after January 1, 2008).

(c)  Payment of License Based Participation Interests.  Participation interests related to licensing fees received by Typhoon shall be payable semi-annually on or before June 30 and December 31 of each year commencing June 30, 2008.  The participation interests due will be based on the fees receivd during the two calendar quarters prior to the subject June 30 and December 31, (each, a "Participation Period," subject to appropriate pro-ration for the first Participation Period if the Series A Preferred Stock is originally issued after January 1, 2008).

(d)  Payment of Infringement Based Participation Interests The Series A Participation Interest and the Series B Participation Interest, as the case may be, due as part of a successful settlement or litigation recovery shall be payable upon the receipt of a final nonappealable judgment or in the event of a final settlement (a "Final Resolution") of each subject litigation, respectively (whether or not any consideration in respect of such judgment or settlement has been received as of such time).

(e)  Non-Cash Consideration.  If any license fee, settlement or litigation recovery is paid, in whole or in part, in a form other than cash or other than in a single lump sum, the Board of Directors of Typhoon shall determine in the first instance the value of such recovery, subject to review by an independent committee.

(f)  Limitation to Rights of Series B Holders to Participation Interests.  Notwithstanding the foregoing, a holder of a Series B Participation Interest shall be divested of his right to receive such participation interest if his employment or position and an officer or director of Typhoon, is terminated prior to the date of a Participation Period or Final Resolution by voluntary resignation or by Typhoon for cause (as defined herein) or by death or incapacity.   Termination for Cause includes (i) the conviction of the holder for the commission of a felony involving dishonesty with respect to Typhoon or the stockholders of Typhoon or (ii) gross and willful misconduct undertaken in bad faith by the holder that is demonstrably and materially injurious to Typhoon or to the economic interests of the stockholders as a group.  In the event of the removal by Typhoon is without cause the holder shall have the right to all participation interests distributed during the next Participation Period and resulting from any Final Resolutions of actions pending at the time of termination.

2. Liquidation Preference.

(a)  Series A Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of this corporation, the holders of each then outstanding share of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets or surplus funds of this corporation to the holders of Common Stock, Series B Preferred Stock, or any series of Preferred Stock issued subsequent to the Series A Preferred Stock, an amount equal to Ten Dollars ($10.00) per share, (appropriately adjusted to reflect stock splits, stock participation interests, reorganizations, consolidations and similar changes with respect to the Series A Preferred Stock occurring after the date of the first issuance of shares of the Series A Preferred Stock), plus all accrued but unpaid cumulative participation interests on such share of Series A Preferred Stock (the "Series A Liquidation Preference"). The Series A Liquidation Preference shall be paid or set apart for payment before, in connection with any liquidation, dissolution or winding up of the corporation, the payment or setting apart for payment of any amount for, or the distribution of any assets of this corporation to, the holders of Series B Preferred Stock, Common Stock or any series of Preferred Stock issued subsequent to the Series A Preferred Stock. If the assets or surplus funds to be distributed to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full Series A Liquidation Preference, then the entire assets and surplus funds of this corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the share of the Series A Liquidation Preference each such holder is otherwise entitled to receive in respect of the shares of Series A Preferred Stock then held by such holder.

(b)  Series B Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of this corporation and after the payment or setting apart for payment of the Series A Liquidation Preference, the holders of each then outstanding share of Series B Preferred Stock shall be entitled to receive, by reason of their ownership thereof, prior and in preference to any distribution of any of the assets of this corporation to the holders of the Common Stock or any series of Preferred Stock issued subsequent to the Series B Preferred Stock an amount equal to One Dollar ($1.00) per share (appropriately adjusted to reflect stock splits, stock participation interests, reorganizations, consolidations and similar changes with respect to the Series B Preferred Stock occurring after the date of the first issuance of shares of the Series B Preferred Stock), plus any declared but unpaid participation interests on such share of Series B Preferred Stock (the "Series B Liquidation Preference"). The Series B Liquidation Preference shall be paid or set apart for payment before, in connection with any liquidation, dissolution or winding up of the corporation, the payment or setting apart for payment of any amount for, or the distribution of any assets of this corporation to, the holders of Common Stock or any series of Preferred Stock issued subsequent to the Series B Preferred Stock. If the remaining assets or surplus funds to be distributed to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full Series B Liquidation Preference, then the entire remaining assets and surplus funds of this corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the share of the Series B Liquidation Preference each such holder is otherwise entitled to receive in respect of the shares of Series B Preferred Stock then held by such holder.

(c)  Remaining Assets. After the payment or setting apart for payment in full of the Series A Liquidation Preference and the Series B Liquidation Preference, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences

3. Redemption.

(a)  Optional. Following the fifth anniversary of the issuance of the Series A or Series B Preferred Stock, at the option of its Board of Directors, redeem in whole or in part (i) the Series A Preferred Stock by paying in cash therefor a sum equal to Ten Dollars ($10.00) per share of Series A Preferred Stock (appropriately adjusted to reflect stock splits, stock participation interests, reorganizations, consolidations and similar changes with respect to the Series A Preferred Stock occurring after the date of the first issuance of shares of Series A Preferred), together with all accrued but unpaid participation interests on such shares to the date of redemption (the "Series A Redemption Price") and (ii) the Series B Preferred Stock by paying in cash therefor a sum equal to One Dollar ($1.00) per share of Series B Preferred Stock (appropriately adjusted to reflect stock splits, stock participation interests, reorganizations, consolidations and similar changes with respect to the Series B Preferred Stock occurring after the date of the first issuance of shares of Series B Preferred Stock), together with all declared but unpaid participation interests on such shares to the date of redemption (the "Series B Redemption Price"). Any redemption of Series A Preferred Stock and Series B Preferred Stock shall be pro rata among the outstanding shares of Series A Preferred Stock and Series B Preferred Stock based upon the number of shares held by each holder thereof.

(b)  Notice of Redemption. The corporation shall give written notice at least thirty (30) days prior to the redemption date, of its intention to redeem the Series A Preferred Stock and Series B Preferred Stock as provided herein, to each holder thereof, such notice to be addressed to each holder at the address of such holder as it appears on the stock transfer books of the corporation and to specify (i) the total number of shares of Series A Preferred Stock and Series B Preferred Stock being redeemed; (ii) the number of shares of Series A Preferred Stock and Series B Preferred Stock held by the holder which the corporation intends to redeem; (iii) the date of redemption, the Series A Redemption Price and the Series B Redemption Price; and (iv) the date on which the conversion rights with respect to such shares terminate in accordance with Section 4 below. On or after the date of redemption, each holder of Series A Preferred Stock and Series B Preferred Stock shall surrender his certificate for the number of shares to be redeemed as stated in the notice provided by the corporation (other than those shares properly converted pursuant to Section 4 below). If less than all the shares represented by such certificates are to be redeemed, the corporation shall forthwith issue a new certificate for the unredeemed shares.

4. Conversion.

The holders of the Series A Preferred Stock and Series B Preferred Stock shall have no conversion rights.

5.  No Impairment. This corporation will not, by amendment of its Certificate of Incorporation, or through reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock and Series B Stock, respectively, against impairment.

6.   Voting Rights.

(a)  General.  The holders of Series A shall not have any voting rights except as set forth below and as determined by the Board of Directors or an authorized committee thereof or as otherwise from to time required by law.

(b)  Right To Elect Two Directors Upon Nonpayment Events.  If and whenever participation interests on any shares of the Series A or Series B, or any other Voting Preferred Stock, shall have not been declared and paid for the equivalent of six or more Participation Periods or within three months of a Final Resolution, whether or not for consecutive Participation Periods (a "Nonpayment"), the holders of such shares, voting together as a class with holders of any and all other series of Voting Preferred Stock then outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the "Preferred Stock Directors"), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirement of the OTC Bulletin Board (or any other exchange on which the Corporation's securities may be listed) that listed companies must have a majority of independent directors and provided further that the Board of Directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on the Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series A or Series B or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment shall be made by written notice, signed by the requisite holders of Series A or Series B or other Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required by law. The voting rights will continue until participation interests on the shares of the Series A, Series B and any such series of Voting Preferred Stock shall have been fully paid (or declared and a sum sufficient for the payment of such participation interests shall have been set aside for such payment) for at least four regular participation interest periods following the Nonpayment.

If and when participation interests for at least four regular participation interest periods following a Nonpayment have been fully paid (or declared and a sum sufficient for such payment shall have been set aside) on the Series A and any other class or series of Voting Preferred Stock, the holders of the Series A, Series B and all other holders of Voting Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment), the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two. In determining whether participation interests have been paid for at least four regular participation interest periods following a Nonpayment, the Corporation may take account of any participation interest it elects to pay for any participation interest period after the regular participation interest date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series A together with all series of Voting Preferred Stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A and all Voting Preferred Stock when they have the voting rights described above (voting together as a single class). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(c)  Other Voting Rights.  So long as any shares of Series A or Series B are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least two-thirds of the shares of Series A, Series B and any Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i)    Authorization of Senior Stock.  Any amendment or alteration of the provisions of the Certificate of Incorporation or this Certificate of Designation to authorize or create, or increase the authorized amount of, any shares of any class or series of stock of the Corporation ranking senior to the Series A with respect to the distribution of assets upon any liquidation, dissolution or winding up of the Corporation;

(ii)    Amendment of Series A and Series B Preferred Stock.  Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or this Certificate of Designation, whether by merger, consolidation or otherwise, so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A or Series B Preferred Stock; or

(iii)   Share Exchanges, Reclassifications, Mergers and Consolidations.   Any consummation of a binding share exchange or reclassification involving the Series A or Series B, or of a merger or consolidation of the Corporation with another entity, unless in each case (x) the shares of Series A or Series B remain

(iv)   outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A or Series B, taken as a whole; provided, however, that for all purposes of this Section 8(c), any increase in the amount of the authorized or issued Series A, Series B or the creation and issuance, or an increase in the authorized or issued amount, of any other class or series of Preferred Stock ranking equally with the Series A or Series B with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation and ranking senior to or equally with the Series A or Series B with respect to the payment of participation interests will not be deemed to adversely affect the rights, preferences, privileges or voting powers of, and will not require the affirmative vote or consent of, the holders of outstanding shares of Series A.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation specified in this Section 6(iii) would adversely affect one or more but not all other series of Voting Preferred Stock (including the Series A or Series B for this purpose), then only such series of Preferred Stock as are adversely affected by and entitled to vote on the matter shall vote on the matter together as a class in lieu of all other series of Preferred Stock. If all series of a class of Preferred Stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds approval of the class and a two-thirds approval of each series that will have a diminished status.

(d)  Changes for Clarification.    Without the consent of the holders of the Series A or Series B, so long as such action does not adversely affect the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A, the Corporation may amend, alter, supplement or repeal any terms of the Series A or Series B:

(i)      to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designation that may be defective or inconsistent; or

(ii)     to make any provision with respect to matters or questions arising with respect to the Series A that is not inconsistent with the provisions of this Certificate of Designation.

(e)  Changes after Provision for Redemption.    No vote or consent of the holders of Series A or Series B shall be required pursuant to Section 8(b), (c) or (d) above if, at or prior to the time when the act with respect to which any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series A shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 6 above.

(f)  Procedures for Voting and Consents.    The rules and procedures for calling and conducting any meeting of the holders of Series A or Series B (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, applicable law and any national securities exchange or other trading facility on which the Series A is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of Series A or Series B and any Voting Preferred Stock has been cast or given on any matter on which the holders of shares of Series A or Series B are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent.

7.   Protective Provisions.

So long as at least 75% of the aggregate number of shares of Series A Preferred Stock and Series B Preferred Stock issued on the Original Issue Date (appropriately adjusted to reflect stock splits, stock participation interests, reorganizations, consolidations and similar changes with respect to the Series A Preferred Stock and the Series B Preferred Stock occurring after the Original Issue Date), are outstanding, the corporation shall not, without the vote or written consent by the holders of at least a majority of the aggregate number of outstanding shares of Series A Preferred Stock and Series B Preferred Stock authorize or issue, or obligate itself to issue, any other equity security senior to the Series A Preferred Stock or Series B Preferred Stock as to participation interest or redemption rights, liquidation preferences, conversion rights, voting rights or otherwise, or create any obligation or security convertible into or exchangeable for, or having any option rights to purchase, any such equity security which is senior to the Series A Preferred Stock or Series B Preferred Stock.

8.   Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series A and Series B may deem and treat the record holder of any share of Series A or Series B as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

9.  Notices. All notices or communications in respect of Series A shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designation, in the Certificate of Incorporation or Bylaws or by applicable law.

10.  No Preemptive Rights. No share of Series A shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

11.  Other Rights. The shares of Series A or Series B shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, the undersigned have executed this certificate. Each of the undersigned declare under penalty of perjury that the matters set forth in the foregoing certificate are true of his own knowledge.

IN WITNESS WHEREOF, I have hereunder subscribed my name this 21st day of May, 2008.

/s/ James G. Shepard

____________________________
James G. Shepard, Secretary